UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Final Amendment)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

First Commerce Community Bankshares, Inc.

(Name of the Issuer)

First Commerce Community Bankshares, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $1.00 par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

William C. Lumpkin, Jr.

President and Chief Executive Officer

First Commerce Community Bankshares, Inc.

9464 Highway 5

Douglasville, Georgia 30135

(770) 489-3222

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Thomas O. Powell

Troutman Sanders LLP

600 Peachtree Street, N.E.

Atlanta, Georgia 30308

(404) 885-3294

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee
$344,652	$51

(1)	Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, the value of the securities proposed to be acquired consists of the estimated $402,545 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51

Form or Registration No.: Schedule 13E-3

Filing Party: First Commerce Community Bankshares, Inc.

Date Filed: October 26, 2004

RULE 13e-3 TRANSACTION STATEMENT

This Schedule 13E-3 Final Amendment is filed by First Commerce Community Bankshares, Inc., a Georgia corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. At the Company’s annual meeting of shareholders held on December 20, 2004 (the “Annual Meeting”), the Company’s shareholders approved a proposal (the “Reverse Stock Split Proposal”) to approve an amendment to the Company’s Articles of Incorporation (the “Articles of Amendment”) that would provide for the conversion and reclassification of each 500 outstanding shares of the Company’s common stock into one share of common stock in a reverse stock split (the “Reverse Stock Split”). Of the 1,112,163 shares of common stock outstanding as of the record date for, and entitled to vote at, the Annual Meeting, 778,846 votes were cast “For” and 11,860 votes were cast “Against” the Reverse Stock Split Proposal. There were 1,200 abstentions.

The Company filed the Articles of Amendment with the Secretary of State of the State of Georgia on December 21, 2004 to effect the Reverse Stock Split. Concurrently with the filing of this Schedule 13E-3 Final Amendment, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

FIRST COMMERCE COMMUNITY BANKSHARES, INC.

By:	/s/ William C. Lumpkin, Jr.
William C. Lumpkin, Jr.
President and Chief Executive Officer

Dated: December 22, 2004